SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULE 13d-1(b), (c) AND (d)
                  AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(b)

                                (AMENDMENT No. 1)

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                        PARADIGM MEDICAL INDUSTRIES, INC.
                        ---------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    69900Q108
                                    ---------
                                 (CUSIP Number)

                                December 31, 2004
                                -----------------
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

                         (Continued on following pages)


                               (Page 1 of 7 Pages)

                                                                     Page 2 of 7
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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Crescent International Ltd.
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION:

      Bermuda
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NUMBER        5.    SOLE VOTING POWER
OF SHARES
BENEFICIALLY        1,687,443
OWNED BY      ------------------------------------------------------------------
EACH          6.    SHARED VOTING POWER
REPORTING
PERSON              None.
WITH          ------------------------------------------------------------------
              7.    SOLE DISPOSITIVE POWER

                    1,687,443
              ------------------------------------------------------------------
              8.    SHARED DISPOSITIVE POWER

                    None.
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,687,443
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |_|
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.08%(1)
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12.   TYPE OF REPORTING PERSON:

      OO
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                                                                     Page 3 of 7
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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GreenLight (Switzerland) SA
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION:

      Switzerland
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NUMBER        5.    SOLE VOTING POWER
OF SHARES
BENEFICIALLY        1,687,443
OWNED BY      ------------------------------------------------------------------
EACH          6.    SHARED VOTING POWER
REPORTING
PERSON              None.
WITH          ------------------------------------------------------------------
              7.    SOLE DISPOSITIVE POWER

                    1,687,443
              ------------------------------------------------------------------
              8.    SHARED DISPOSITIVE POWER

                    None.
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,687,443
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |_|
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.08%(1)
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12.   TYPE OF REPORTING PERSON:

      OO
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(1) Based on 27,764,868 shares of Common Stock issued and outstanding as of February 2, 2005 as stated in the Amendment No. 9 to the Form SB-2 Registration Statement and as filed on February 2, 2005.

ITEM 1(A). NAME OF ISSUER.

            Paradigm Medical Industries, Inc. ("PMED")

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

            2355 South 1070 West
            Salt Lake City, UT 84119

ITEM 2(A). NAMES OF PERSON FILING.

            (i)   Crescent International Ltd. ("Crescent")
            (ii)  GreenLight (Switzerland) SA ("GreenLight")

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE.

            AS TO CRESCENT:
            Clarendon House
            2 Church Street
            Hamilton H 11
            Bermuda

            AS TO GREENLIGHT:
            84, av. Louis Casai
            CH-1216 Cointrin, Geneva
            Switzerland

ITEM 2(C). CITIZENSHIP.

            As to Crescent:   Bermuda
            As to GreenLight: Switzerland

ITEM 2(D). TITLE OF CLASS OF SECURITIES.

            Common Stock, par value $.001 per share (the "Common Stock").

ITEM 2(E). CUSIP NUMBER.

            69900Q108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.

ITEM 4. OWNERSHIP.

            The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. The 1,687,443 shares of Common Stock beneficially owned by Crescent includes (i) 1,393,325 shares of Common Stock and (ii) 294,118 shares of Common Stock which Crescent has the current right to purchase pursuant to a warrant held by Crescent.

            Crescent is a wholly owned subsidiary of IICG (Bahamas) Limited, a Bahamas corporation residing at Norfolk House 10 Deveaux Street, Nassau, Bahamas.

            GreenLight is a wholly owned subsidiary of Faisal Finance (Luxembourg) SA ("FFL"), a Luxembourg corporation residing at 3, rue Alexandre Fleming L-1525 Luxembourg.

            GreenLight serves as the investment manager to Crescent, and as such has been granted investment discretion over investments including the Common Stock. As a result of its role as investment manager to Crescent, GreenLight may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of Common Stock held by Crescent. However, GreenLight does not have the right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaims any ownership associated with such rights. Currently, Mel Craw and Maxi Brezzi, in their capacity as managers of GreenLight have delegated authority regarding the portfolio management decisions of Crescent with respect to the PMED securities owned by Crescent. Neither of such persons has any legal right to maintain such delegated authority. As a result of such delegated authority, Messrs. Craw and Brezzi may be deemed to be the beneficial owners of Common Stock held by Crescent. However, neither of Messrs. Craw or Brezzi has any right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaim beneficial ownership of such shares of Common Stock.

            Accordingly, for the purposes of this Statement:

            (i) Crescent is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 1,687,443 shares of Common Stock beneficially owned by it;

            (ii) GreenLight is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 1,687,443 shares of Common Stock beneficially owned by it.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10. CERTIFICATION.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Date: February __, 2005

                            CRESCENT INTERNATIONAL LIMITED

                            By: GreenLight (Switzerland) SA, as Attorney-in-Fact


                            By: /s/ Mel Craw
                                ------------------------------------------------
                                Name:  Mel Craw
                                Title: Authorized Signatory


                            By: /s/ Maxi Brezzi
                                ------------------------------------------------
                                Name:  Maxi Brezzi
                                Title: Authorized Signatory

                            GREENLIGHT (SWITZERLAND) SA


                            By: /s/ Mel Craw
                                ------------------------------------------------
                                Name:  Mel Craw
                                Title: Managing Director


                            By: /s/ Maxi Brezzi
                                ------------------------------------------------
                                Name:  Maxi Brezzi
                                Title: Director